OMB Number: 3235-0621

Expires: December 31, 2010

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 0-52252
CADISCOR RESOURCES INC.
Quebec, Canada	N/A
(State or other jurisdiction of incorporation)	(IRS Employer Identification No. or organization)
1570 Ampère Street, Suite 502, Boucherville, Quebec, Canada J4B 7L4
(450) 449-0066
(Address and telephone number of registrant’s principal executive offices and principal place of business)

(Former name, former address and former fiscal year, if changed since last report)
Common shares _____________________________________________ (Title of each class of securities covered by this form)
Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:
Rule 12h-6(a)[ X] (for equity securities)	Rule 12h-6(d) [ ] (for successor registrants)
Rule 12h-6© [ ] (for debt securities)	Rule 12h-6(i) [ ] (for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A.

The Company filed its registration statement under Form 10-SB on October 6, 2006 and became officially registered with the U.S. Securities and Exchange Commission on December 5, 2006. From that date on, the Company incurred the duty to file reports under section 13 (a) or section 15 (d) of the Exchange Act or both.

B.

The Company, in the last 12 months preceding the filing of this form, has filed on EDGAR all reports required under section 13 (a) or section 15 (d) of the Exchange Act and corresponding Commission rules as follows:

a)

Forms 10 QSB for the quarterly reports for the periods ended September 2006, March 31, June 30 and September 30, 2007, and

b)

Forms 10 Q for the periods ended March 31, June 30 and September 30, 2008.

The Company filed two annual reports:

a)

Form 10-KSB for the fiscal years ended December 31, 2006; and

b)

Form 10-KSB for the fiscal year ended December 31, 2007

As of its most recently completed second fiscal quarter, the Company met the following conditions and qualifies as a foreign private issuer:

a)

Less than 50 percent of the Company's outstanding voting securities are directly or indirectly held of record by residents of the United States;

b)

The majority of its executive officers or directors are not United States citizens or residents;

c)

Less than 50 percent of the assets of the Company are located in the United States; and

d)

The business of the Company is not administered principally in the United States.

Item 2. Recent United States Market Activity

The Company did not sale any securities in the United States pursuant to an offering registered under Securities Act 1933.

Item 3. Foreign Listing and Primary Trading Market

A.

The Company’s common shares have been listed without interruption on the Toronto Stock Venture Exchange (“TSX-V”) in Ontario, Canada as primary trading market under symbol “CAO” starting August 21, 2006 and are also traded on a secondary stock exchange in Frankfurt, Germany under symbol “ DQN “ starting or about September 11, 2006. The Company’s common shares are not listed on any stock exchange in the United States of America. In the United States, only over the counter quotations by Pink Sheets have been made but the Company does not exercise any control over these quotations. Such over the counter quotations by Pink Sheets reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not necessarily represent actual transactions and have not been taken into consideration in the preceding numbers.

B.

The Company’s common shares have been listed without interruption starting August 21, 2006 on the TSX-V and on the Frankfurt, Germany secondary market since on or about September 11, 2006 or for at least the 12 months preceding the filing of this Form.

C.

The transactions on the primary trading market of the TSX-V represent an average trading volume for the most recent 12-month period ending as of February 28, 2009 of 1,238,084 per month or approximately 99.12% of the worldwide market.

Item 4. Comparative Trading Volume Data

Not applicable

Item 5. Alternative Record Holder Information

The Company relies on Rule 12h-6(a)(4)(ii) (17 CFR 240.12h-6(a)(4)(ii)) to demand termination of registration of a class of securities under section 12(g) of the Securities Exchange Act of 1934 or its termination of the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934 because only 235 holders or less than 300 holders of the Company are residents of the United States of America and hold an aggregate approximate number of 1,234,857 common shares or 2.90% of the 43,315,260 outstanding common shares of the Company as of February 28, 2009 or within 120 days of the filing of this Form.  The preceding information was compiled in reports prepared by Broadridge and ADP joined to the present Form as Exhibit 1.

Item 6. Debt Securities

On October 31, 2008, the Company in order to purchase the Sleeping Giant Mine and related facilities from IAMGOLD Québec-Management Inc., (“IAMGOLD”) a company incorporated under the Company laws of Quebec, Canada, having its head office in Quebec, Canada concluded a three-year C$3.5M unsecured convertible debenture bearing interest at 5% per year, payable in advance and maturing on October 31, 2011 with IAMGOLD which is a wholly owned subsidiary of IAMGOLD CORPORATION.

The debenture can be converted into shares of the Company at C$0.47 per share the first year, C$0.51 per share the second year and C$0.56 per share the third year. The Company may redeem the debenture at any time. The Company may force conversion if the shares trade at a 15% premium over the conversion price for a period of 20 consecutive days. An effective rate of 5.263% is applied to the entire debt for the purposes of calculating capital and interest repayments.

The Company has only 1 record holder for its debt securities in Québec, Canada as detailed in the preceding paragraph and 0 record holders of debt securities in the United States of America.

Item 7. Notice Requirement

The Company before filing Form 15F pursuant to Rule 12h-6(a) (4)(ii) B has completed the following steps:

A.

On March 31, 2009, the Company issued a notice required by Rule 12h-6(h) (17 CFR 240.12h-6(h)), disclosing the Company’s intent with a broad range dissemination in the United States of America to terminate its duty to file reports under section 13(a) and 15(d) of the Exchange Act

B.

The Company transmitted this notice though Marketwire in the United States of America.

C.

A copy of said notice is attached as Exhibit 2 to this Form.

Item 8. Prior Form 15 Filers

Not applicable

PART II

Item 9. Rule 12g3-2(b) Exemption

The Company’s website address and the electronic information delivery systems used by the Company in its primary trading market on which the Company will publish the information required under Rule 12g3-2b(1)(iii) (17 CFR 240.12g3-2(b)(1) (iii)) are respectively www.cadiscor.com and www.sedar.com and www.sedi.com. The public has free access to the above-mentioned web sites.

The Company is under obligations pursuant to laws and regulation of the Autorité des marchés financiers (Québec Securities Commission), Alberta Securities Commission, British Columbia Securities Commission and Ontario Securities Commission and TSX-V, principal regulatory authorities of the Company in its primary trading market to render public in English translation, to deposit on the above mentioned web sites and to distribute to its shareholders all the annual information including financial statements for the most recently completed fiscal year ended December 31, 2008 and the management information circular prior the Annual Shareholders’ meetings.

PART III

Item 10. Exhibits

1.

Report from Broadridge and ADP as to number of residents as of February 19, 2009;

2.

Notice dated March 31, 2009 published in the United States of America that announces the Company’s intent to terminate registration of a class of securities under section 12 (g) of the Act.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i); or

(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, CADISCOR RESOURCES INC has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, CADISCOR RESOURCES INC. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Date: March 31, 2009

/s/ Michel Bouchard

_____________________________

Michel Bouchard, President and PEO

Exhibit 1:

CADISCOR RESOURCES INC.

Page 1 of 3

GEOGRAPHIC ANALYSIS REPORT (ANALYTICAL)

This confidential report provides a numerical breakdown of securities and securityholders based on securityholder addresses of record identified in the data files provided to Broadridge by financial intermediaries that hold your securities. The report includes the number of securities held and the percentage of securityholders in each Canadian province and territory, the United States and the aggregate for all other foreign countries.

REPORT DATE:	**FEBRUARY 19, 2009**
CUSIP:	**127530103**
SECURITY DESCRIPTION:	**COMMON***CADISCOR RESOURCES INC**
RECORD DATE:	**02/13/2009**
JOB #:	**541728**

SUMMARY		
	TOTAL OF SECURITYHOLDERS REPORTED:	**1,740**
	TOTAL OF SECURITIES REPORTED:	**37,703,321**

CANADA

PROVINCE / TERRITORY	NUMBER OF SECURITYHOLDERS	SECURITIES REPORTED
ALBERTA	180	3,809,596
BRITISH COLUMBIA	174	793,757
MANITOBA	26	28,310
NEW BRUNSWICK	5	66,980
NEWFOUNDLAND	6	12,851
NORTHWEST TERRITORIES	2	2,484
NOVA SCOTIA	13	13,422
ONTARIO	498	12,247,127
PRINCE EDWARD ISLAND	4	44,534
QUEBEC	753	18,414,697
SASKATCHEWAN	24	64,472
YUKON	3	2,123
UNKNOWN	1	6,000
TOTAL	1,689	35,506,353

UNITED STATES

USA	NUMBER OF SECURITYHOLDERS	SECURITIES REPORTED
TOTAL	8	271,462

FOREIGN	NUMBER OF SECURITYHOLDERS	SECURITIES REPORTED
TOTAL	43	1,925,506

Notice: Information contained in this report, while compiled from sources believed to be reliable, is not guaranteed.

Broadridge
www.broadridge.com

CADISCOR RESOURCES INC.

Page 2 of 3

GEOGRAPHIC ANALYSIS REPORT
ANALYTICAL-BY SECURITYHOLDER

This confidential report provides a numerical breakdown of securities and securityholders based on securityholder addresses of record identified in the data files provided to Broadridge by financial intermediaries that hold your securities. The report includes the number of securities held and the percentage of securityholders in each Canadian province and territory, the United States and the aggregate for all other foreign countries.

REPORT DATE: FEBRUARY 19, 2009
CUSIP: 127530103
SECURITY DESCRIPTION: COMMON***CADISCOR RESOURCES INC
RECORD DATE: 02/13/2009
JOB #: 541728

PROVINCE/TERRITORY	NUMBER OF SECURITYHOLDERS	PERCENTAGE OF SECURITYHOLDERS
ALBERTA	180	10.34%
BRITISH COLUMBIA	174	10.00%
MANITOBA	26	1.49%
NEW BRUNSWICK	5	0.29%
NEWFOUNDLAND	6	0.34%
NORTHWEST TERRITORIES	2	0.11%
NOVA SCOTIA	13	0.75%
ONTARIO	498	28.62%
PRINCE EDWARD ISLAND	4	0.23%
QUEBEC	753	43.28%
SASKATCHEWAN	24	1.38%
YUKON	3	0.17%
UNKNOWN PROVINCE	1	0.06%
UNITED STATES	8	0.46%
FOREIGN	43	2.47%
UNKNOWN COUNTRY	0	0.00%

SECURITYHOLDERS

PROVINCE/TERRITORY

ALBERTA
BRITISH COLUMBIA
MANITOBA
NEW BRUNSWICK
NEWFOUNDLAND
NORTHWEST TERRITORIES
NOVA SCOTIA
ONTARIO
PRINCE EDWARD ISLAND
QUEBEC
SASKATCHEWAN
YUKON
UNKNOWN PROVINCE
UNITED STATES
FOREIGN
UNKNOWN COUNTRY

Notice: Information contained in this report, while compiled from sources believed to be reliable, is not guaranteed.

Broadridge
www.broadridge.com

CADISCOR RESOURCES INC.

Page 3 of3

GEOGRAPHIC ANALYSIS REPORT
ANALYTICAL-BY SECURITIES

This confidential report provides a numerical breakdown of securities and securityholders based on securityholder addresses of record identified in the data files provided to Broadridge by financial intermediaries that hold your securities. The report includes the number of securities held and the percentage of securityholders in each Canadian province and territory, the United States and the aggregate for all other foreign countries.

REPORT DATE:	**FEBRUARY 19, 2009**
CUSIP:	**127530103**
SECURITY DESCRIPTION:	**COMMON ***CADISCOR RESOURCES INC**
RECORD DATE:	**02/13/2009**
JOB #:	**541728**

PROVINCE /TERRITORY	SECURITIES REPORTED	PERCENTAGE OF SECURITIES REPORTED
ALBERTA	3,809,596	10.10%
BRITISH COLUMBIA	793,757	2.11%
MANITOBA	28,310	0.08%
NEW BRUNSWICK	66,980	0.18%
NEWFOUNDLAND	12,851	0.03%
NORTHWEST TERRITORIES	2,484	0.01%
NOVA SCOTIA	13,422	0.04%
ONTARIO	12,247,127	32.48%
PRINCE EDWARD ISLAND	44,534	0.12%
QUEBEC	18,414,697	48.84%
SASKATCHEWAN	64,472	0.17%
YUKON	2,123	0.01%
UNKNOWN PROVINCE	6,000	0.02%
UNITED STATES	271,462	0.72%
FOREIGN	1,925,506	5.11%
UNKNOWN COUNTRY	0	0.00%

SECURITIES

PROVINCE /TERRITORY

- ALBERTA
- BRITISH COLUMBIA
- MANITOBA
- NEW BRUNSWICK
- NEWFOUNDLAND
- NORTHWEST TERRITORIES
- NOVA SCOTIA
- ONTARIO
- PRINCE EDWARD ISLAND
- QUEBEC
- SASKATCHEWAN
- YUKON
- UNKNOWN PROVINCE
- UNITED STATES
- FOREIGN
- UNKNOWN COUNTRY

Notice: Information contained in this report, while compiled from sources believed to be reliable, is not guaranteed.

Broadridge
www.broadridge.com

Exhibit 2

For Immediate Release: Cadiscor Resources Inc.

(TSX Venture: CAO; Deutsche Börse (Frankfurt): DQN)

CADISCOR TO DEREGISTER FROM US SEC

AND TO TERMINATE ITS U.S REPORTING OBLIGATIONS

Montreal, March 31, 2009. Cadiscor Resources Inc. (“Cadiscor”) announced today that its board of directors has authorized the deregistration and termination of the Company's reporting obligations under Sections 13(a) and 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"). The deregistration is expected to substantially reduce the Company's regulatory compliance costs while maintaining the liquidity of its common shares through the two principal stock markets on which the shares trade, the TSX Venture Exchange ("TSX-V") and the Frankfurt Stock Exchange in Germany.

The Company never listed its shares on any U.S. stock exchange and considers that the Company derives very little benefit from continuing to comply with additional regulatory requirements in the U.S.

The Company's board of directors made this decision based on its assessment that: (a) continued compliance with the rules of the US Securities and Exchange Commission (the "SEC") in filing additionally quarterly Forms 10Q and annually Form 10K for smaller reporting company and the Exchange Act, in particular Section 404 of the Sarbanes-Oxley Act of 2002, would be excessively burdensome for the Company relative to the limited benefits it might realize from such compliance, and (b) less than 300 shareholders of the Company are residents in the U.S hold less than 5% of the share capital of the Company and (c) all investors of its common shares are protected by applicable Canadian securities legislation principally the Autorité des marchés financiers (Quebec Securities Commission), the Alberta Securities Commission, the Ontario Securities Commission and the British Columbia Securities Commission and the Company's listing on, and continued compliance with the rules of, the TSX Venture Exchange.

In accordance with the applicable SEC rules, the Company intends to promptly file a Form 15F with the SEC to deregister and terminate its reporting obligations under the Exchange Act. Upon the filing of the Form 15F the Company's reporting obligations under the Exchange Act will immediately be suspended. Deregistration will be effective 90 days after the filing. The Company reserves the right to withdraw the filing of the Form 15F for any reason prior to its effectiveness.

The Company will post on its website at www.cadiscor.com links to all information that it has made or is required to make public under Canadian laws and stock exchange rules on www.sedar.com and www.sedi.ca, filed or required to be filed with the TSX-V or distributed or required to be distributed to shareholders, in each case promptly after such information is required to be made public.

The TSX Venture Exchange did not review or accept responsibility for the adequacy or accuracy of this news release.

Forward-Looking Statements

This press release contains forward-looking statements subject to certain risks and uncertainties. There can be no assurance that these statements will prove to be correct, and actual results and future events could differ materially from those implied by such statements. These risks and uncertainties are discussed in the annual report filed with the securities commissions of Alberta, British Columbia, Ontario and Québec.

For more information, please contact:
Cadiscor Resources Inc. Michel Bouchard, President 450-449-0066 Or email: mbouchard@cadiscor.com Web site: www.cadiscor.com	Linda Plante, Investor Relations 450-449-0066 Or email: lplante@cadiscor.com Cadiscor Resources Inc.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.